

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

November 19, 2009

Mr. Stephen C. Taylor
Chairman and Chief Executive Officer
Natural Gas Services Group, Inc.
508 W. Wall St., Suite 550
Midland, TX 79701

      Re: **Natural Gas Services Group, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 9, 2009
               Definitive Proxy
               Filed April 27, 2009
               File No. 1-31398

Dear Mr. Taylor:

      We have completed our review of your Form 10-K and related filings, and we have no further comments at this time.

                                           Sincerely,

                                           H. Roger Schwall
                                         Assistant Director

cc: David Thayer, Esq., (303) 573-8133